FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca announces equity investment in Summit

 29 September 2026

AstraZeneca announces strategic equity investment and clinical collaboration with Summit Therapeutics to advance
leading ADC combination strategy in cancer

Clinical collaboration will evaluate sonesitatug vedotin, a Claudin-18.2 ADC, with ivonescimab, a first-in-class PD-1/VEGF bispecific, in gastrointestinal cancers

 Planned broader clinical collaboration will combine Company's leading portfolio of cancer medicines including ADCs with ivonescimab

AstraZeneca has entered into an agreement to invest $2 billion in newly issued equity in Summit Therapeutics Inc. to accelerate the development of ivonescimab, a first-in-class bispecific antibody targeting PD-1 and VEGF, in combination with antibody drug conjugates (ADCs) across tumour types.

Summit and AstraZeneca have also entered into a clinical collaboration agreement to evaluate sonesitatug vedotin (Sone-Ve) in combination with ivonescimab. Sone-Ve is a potential global first-in-class CLDN18.2-targeting ADC with a monomethyl auristatin E (MMAE) payload with several ongoing trials underway in gastrointestinal (GI) cancers. The companies intend to initiate trials in GI cancers under the collaboration imminently.

Under the terms of this agreement, each company will contribute their respective medicine for the planned combination trials and jointly contribute to trial costs. Each company will retain development and commercial rights to their respective medicines.

The two companies have also executed a Memorandum of Understanding (MOU) with the intent to enter into an agreement initiating a global development programme combining ivonescimab with AstraZeneca’s cancer medicines, including additional ADCs.

Susan Galbraith, Executive Vice President, Oncology Haematology R&D, AstraZeneca, said: “A core pillar of our oncology strategy is to broaden the reach of our ADC portfolio as the backbone of treatment across tumour types with combinations alongside next-generation immunotherapies. Bispecifics targeting PD-1 and VEGF are rapidly advancing in development and have the potential to improve on current immunotherapies, particularly in lung, breast and gastrointestinal cancers. This opportunity to combine ivonescimab with AstraZeneca’s ADC portfolio, including with Sone-Ve, could enable new regimens that raise the bar for patients with cancer across the treatment landscape."

Dr. Maky Zanganeh, President and Co-Chief Executive Officer of Summit Therapeutics, said: “The developments announced today with AstraZeneca open an exciting new chapter in the advancement of ivonescimab. With a growing body of evidence supporting ivonescimab’s differentiated PD-1 / VEGF bispecific approach, we look forward to further broadening the development plan of ivonescimab and initiating new clinical trials exploring the potential to combine ivonescimab with promising novel anti-cancer compounds, including ADCs, to bring together complementary approaches to tumour-cell killing, antitumour immunity, and the tumour microenvironment.”

AstraZeneca recently reported positive high-level results from the CLARITY-Gastric01 trial for Sone-Ve in 2nd and later-line Claudin18.2-positive advanced gastric cancers demonstrating a statistically significant and highly clinically meaningful improvement in overall survival (OS) versus investigator’s choice of therapy. Results from this trial will be presented at the European Society for Medical Oncology Congress 2026 in a Presidential Symposium.

Ivonescimab is a novel, potential first-in-class bispecific antibody combining the effects of immunotherapy via a blockade of PD-1 with the anti-angiogenesis effects associated with blocking VEGF into a single molecule. Ivonescimab was engineered by Akeso Inc. Summit has exclusive rights to develop and commercialise ivonescimab in major territories outside China, while its partner Akeso Inc. retains rights in China and other regions.

Ivonescimab is approved to treat certain patients with non-small cell lung cancer (NSCLC) in China, and a Biologics License Application (BLA) seeking approval in EGFR-mutated NSCLC is under review by the US Food and Drug Administration (FDA). Ivonescimab is currently being studied in Phase III clinical trials in NSCLC, small cell lung cancer, BTC, bladder cancer, triple-negative breast cancer, head and neck squamous cell carcinoma, colorectal cancer, and pancreatic cancer.

Financial considerations
Summit Therapeutics will receive an equity investment of $2 billion from AstraZeneca. AstraZeneca will purchase an aggregate of approximately 109 thousand shares of preferred stock convertible into shares of common stock of Summit at a 1:1,000 ratio. Following completion of the investment, AstraZeneca will hold rights equivalent to approximately 12.0% of Summit Therapeutics outstanding common stock (approximately 10.6% on a fully diluted basis).

Closing of the investment in preferred stock is anticipated within one week. Conversion of AstraZeneca’s preferred stock to common stock in the future would be subject to customary regulatory clearances.

Notes

Sonesitatug vedotin (Sone-Ve)
Sone-Ve is a novel ADC targeting CLDN18.2, a protein found in the stomach lining and a validated therapeutic target in oncology, particularly for GI cancers. Sone-Ve consists of an anti-CLDN18.2 monoclonal antibody, a protease-degradable linker and a cytotoxic small molecule MMAE payload.

AstraZeneca entered into a global exclusive licence agreement with KYM Biosciences to develop and commercialise Sone-Ve in March 2023.

In addition to CLARITY-Gastric01, Sone-Ve is being evaluated in the CLARITY-Gastric02 Phase III trial in combination with capecitabine, with or without rilvegostomig, as a 1st-line treatment for advanced or metastatic gastric cancer, GEJ cancer and EAC. In Phase II development, Sone-Ve is being evaluated in patients with advanced solid tumours in multiple combinations across settings, including in CLDN18.2-positive pancreatic and BTC.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca’s innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 September 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary